Exhibit 99.3

Atlanta, Georgia, and London, UK 27 May 2014: A State of Georgia initiative making it possible to treat children with epilepsy with cannabidiol is moving forward. The state, GW Pharmaceuticals (NASDAQ: GWPH), and Georgia Regents University Augusta (GRU), announced today that they have entered into a Memorandum of Understanding to study GW’s investigational cannabidiol (CBD) product Epidiolex® in the treatment of children with medication-resistant epilepsies.

Georgia Governor Nathan Deal announced in April his support for clinical research that would investigate the use of CBD, a non-psychoactive component of the cannabis plant, and develop rigorous data that will inform and expand the scientific community’s understanding of potential treatments for difficult-to-treat forms of childhood epilepsies. Deal’s commitment to this research has led to this plan to form collaboration between GRU and GW Pharmaceuticals. It is expected that details of the collaboration will be finalized in the coming months in order for research to commence later this year.

“I have learned the stories of brave Georgia families desperately seeking treatment for their children’s debilitating condition,” Deal said. “As governor, it is my responsibility to address the needs of and protect our state’s most vulnerable citizens, especially when they are suffering. I’m grateful to Georgia Regents University and GW Pharmaceuticals for their leadership on this venture, and I’m confident that this public-partnership will deliver relief and improve quality of life for these children and their families.”

GW Pharmaceuticals is a world leader in the development of prescription cannabinoid medicines, and conducts scientific research in accordance with U.S. federal law with permission from the U.S. Food & Drug Administration (FDA) and the U.S. Drug Enforcement Administration (DEA). The FDA has already authorized, physician-sponsored Investigational New Drug (IND) programs with Epidiolex at 12 sites around the U.S involving over 300 children. In parallel, GW is progressing a company-sponsored formal development program for Epidiolex that is focused on the treatment of two rare and severe forms of childhood epilepsy, Dravet syndrome and Lennox-Gastaut syndrome (LGS).

“We are pleased that the State of Georgia has selected GW as their partner in this research program and we look forward to working together to commence this important research. Georgia Regents University has the experience, expertise, and infrastructure to implement this research in accordance with the highest scientific and regulatory standards,” stated Dr. Geoffrey Guy, Chairman of GW Pharmaceuticals. “This collaboration is a great opportunity for stakeholders in Georgia to access true scientific data that should inform and expand their understanding of how CBD works in such a challenging and vulnerable patient population.”

“As the state’s public academic medical center, our primary missions are patient care, education, and research,” said GRU President Dr. Ricardo Azziz. “We have a responsibility to bring the medicine of tomorrow to patient care today. We are excited to partner with GW Pharmaceuticals to study investigational cannabidiol and potentially change the lives of children with medication-resistant epilepsies.”

About GW Pharmaceuticals

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex, which is approved for the treatment of spasticity due to multiple sclerosis in 25 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet and Lennox-Gastaut syndromes, severe, drug-resistant epilepsy syndromes. GW’s product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

About Georgia Regents University:

Georgia Regents University, home of the Medical College of Georgia, is one of only four public comprehensive research institutions in the state of Georgia.

Founded in 1828, the university includes nine colleges and schools with nearly 10,000 students, 1,000 full-time faculty members and 5,000 staff members. It houses the nation’s 13th-oldest medical school, the state’s sole dental college, an aligned and integrated health system, a growing intercollegiate athletics program, the highly respected Hull College of Business, the diverse Pamplin College of Arts, Humanities and Social Sciences, among other units. With a campus of approximately 150 buildings, the university is a $1 billion-plus enterprise with statewide and national reach.

Forward-looking statements

This news release contains forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding expectations of yield from partnerships, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Epidiolex and the commercial potential of Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

For Georgia Regents University	(Today)

Jennifer Scott, Media Relations	706-721-8604

For GW Pharmaceuticals plc	(Today) +44 20 3727 1000

Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000

Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (GW Media Enquiries)

Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000

Robert Stanislaro (U.S.)	212 850 5657